Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hidden Water Robotics, Inc.
2045 McLaren Rd
North Palm Beach, FL 33408
https://www.hidden-water.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hidden Water Robotics, Inc.
Address: 2045 McLaren Rd, North Palm Beach, FL 33408
State of Incorporation: DE
Date Incorporated: October 20, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives and Bonuses***</u>

Time-Based:

Friends & Family: First 72 hours

Receive 15% bonus shares

Super Early Bird: Next 7 days

Receive 10% bonus shares

Early Bird Perk: Next 7 days

Receive 5% bonus shares

Amount-Based:

$500+

Receive 3% bonus shares and a 6 pack of hidden water.

$1,000+

Receive a 6 pack of hidden water and 5% bonus shares

$5,000+

Receive a 19 pack of hidden water and 8% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Hidden Water Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hidden Water Robotics, Inc. has two main revenue streams: (1) it currently sells its proprietary canned water wholesale to over 100 clients, and (2) it plans to sell solar powered vending machines in the very near future. Our revolutionary "H-Water

Machine," a solar-powered beverage vending machine, is a game-changer and allows us to sell water in areas with no competition. The machine is sleek, beautiful, fast and quiet, and can be placed almost anywhere. We have a patent-pending design that we believe gives us an advantage against other water companies and other vending companies.

The Company was originally organized as Hidden Water LLC. On November 16, 2021, it changed its name to Hidden Water Robotics, Inc. All intellectual property is owned by Hidden Water Robotics, Inc., and it has one patent pending on its solar vending machine.

Hidden Water has filed a lawsuit against Tropical Bc, LLC (d/b/a Tropical Bottling Co.) for breach of its manufacturing contract. Hidden Water does not comment about ongoing lawsuits but expects to go to trial in August 2022.

Competitors and Industry

We have competitors in both the canned water and vending industry, but there is currently no known competition in solar powered beverage vending. We will be breaking ground and creating new customers.

Canned Water: Hidden Water was one of the first canned water in America, but a few competitors have quickly arisen with venture capital funding. Liquid Death and Proud Source are two brands that quickly come to mind as canned water companies with international sales, but Aquafina, Dasani, and even Evian have offered canned water in small trials. Liquid Death imports their water from Europe and some argue that this high carbon footprint action lessens the environmental friendliness of using alumninum receptacles. Proud Source is known to have two plants on the opposite sides of the US but is focused on retail sales of the more expensive aluminum bottle. Both companies have done a good job of obtaining large box retail contracts.

Solar Powered Beverage Vending: We do expect established vending machine companies to eventually enter the market, but feel we have the first mover advantage, and that we can run with it. The largest players are Crane Merchandising Systems and Wurth Industry North America. Crane is focused on adding video technology and CRM to legacy vending machines, while Wurth is focused on selling large ticket items of over $100 in their vending machines.

The global vending machine market was valued at $18.28 billion in 2019 and is anticipated to reach $25.25 billion by 2027, with a CAGR of 6.7% during the forecast period. (Source: Research and Markets)

Current Stage and Roadmap

Currently, the Company has an established canned water business and is raising capital to build the first 30 H-Water machines. We have built and tested (3) prototypes and are confident in the machine's ability to perform under extreme conditions.

We plan to build 30 machines in 2022, 200 in 2023, 1,000 in 2024, and 100,000 in 2025.

The machines will be built in our warehouse. We plan to build a factory in 2023 and 2024.

The Team

Officers and Directors

Name: Jeff Irish

Jeff Irish's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Chairman
  Dates of Service: October 20, 2018 - Present
  Responsibilities: Responsible for all aspects of the business. Current salary is $0 but expected to change based on growth of the company and time commitment. Mr. Irish owns 70% of the company.

Name: Jay Sussman

Jay Sussman's current primary role is with Torgon. Jay Sussman currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chief Engineer
  Dates of Service: October 18, 2018 - Present
  Responsibilities: Design and building of the H-Water Machine. Original contract was for $30K plus 10% ownership of the company. As company grows, his salary will change towards $50K.

Other business experience in the past three years:

- **Employer:** Torgon
  Title: Founder/CEO
  Dates of Service: June 01, 1996 - Present
  Responsibilities: Managing the company.

Name: Dr. Helen Irish

Dr. Helen Irish's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 20, 2018 - Present

Responsibilities: Advises the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Hidden Water Robotics, Inc. (also referred to as "we", "us", "our", or "Company" or "Hidden Water") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that Hidden Water will meet projections. There can be no assurance that the Hidden Water will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Hidden Water to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Hidden Water. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your

family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
Hidden Water is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our H-Water Machine. Delays or cost overruns in the development of our H-Water Machine and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hidden Water is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hidden Water or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hidden Water could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the

Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Management May Change Course or Pivot Due To Supply Chain or Price Change Risks
Due to a highly inflationary business climate with supply chain constraints, Hidden Water's management realizes that profitable practices may change and that Hidden Water reserves the right to change course or pivot to a more profitable business line.

Company May Pivot
Hidden Water's management is always reacting to a dynamic marketplace. Supply chain and inflation induced market factors may cause Hidden Water to change course or pivot into new industries or temporarily suspend operations in canned water or solar powered vending machines.

Crypto Currency Risk
Hidden Water's management is a staunch believer in the Cardano network. Management may deem it permissible to keep some or all reserves not being used in US Dollar or Cardano's cryptocurrency ADA.

Current Business Dynamics Risk: Inflation and Supply Chain
The current business climate is evolving extremely fast. Hidden Water relies on vendors and employees to produce and sell its products. There is a general risk that Hidden Water's costs or supply chain constraints could make certain products unprofitable in the current business climate.

Food Safety Risk
Hidden Water produces a consumable product in its canned water. There is a general risk that a manufacturer could produce a tainted product. Hidden Water has insurance and works with manufacturers to greatly reduce this risk, but it is always a risk when producing consumable goods.

Vending Machine Risk
Hidden Water's "H-Water Machine" is built with safety at the forefront, but there is a risk that the machine could cause consumer injury as a result of a manufacturer error or glitch.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeff Irish	7,000,000	Common Stock	70.0
Helen Irish	2,000,000	Common Stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,000.00
Number of Securities Sold: 10,000,000
Use of proceeds: Negligible, founder's shares
Date: November 16, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $140,855, about flat compared to fiscal year 2019 revenue of $39,571. Hidden Water's revenue grew from 2019 to 2020 as we secured new clients and increased sales with existing clients in our canned water business. All revenue was from Canned Water sales. Demand continues to grow for canned water amongst schools, hotels, and corporations. Hidden Water has stayed focused and grown through word of mouth.

Cost of Sales

Cost of sales in 2020 was $129,734, an increase of approximately $32,000, from costs of $97,353 in fiscal year 2019. The increase was largely due to an increase in demand and a ramp-up of our supply efforts to meet the demand as we continue to grow our operations.

Gross Margins

2020 gross profit increased to $11,121 in 2020 from ($57,782) in 2019, an increase of over $60,000. We made a large jump to grow positive in our growth margins, attributed to our growth and much-increased revenues.

Expenses

Total operating expenses increased to $102,634 in 2020 from $80,887 in 2019. The Company's expenses consist of, among other things, general and administrative fees, and marketing and sales expenses. The amount we spent on marketing actually decreased during this time as we have relied mostly on word-of-mouth marketing so far.

Historical results and cash flows:

The canned water business is rather new, but management expects continued growth as consumers learn more about canned water's benefits. Previous investment by managment has lead to initial sales, but Hidden Water has potential to invest in its own canning line to further grow sales and profit margins. Management continues to monitor the landscape as aluminum costs and hiring costs skyrocket.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 16, 2021, the company has cash on hand of $6,411, accounts receivable of $2,822, $132,600 of unfinished goods, and the ability to draw on small lines of credit for working capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. They will primarily be used for the final development of our H-Water Machine. Tooling and machine production are the primary use. We plan to use all additional funds on revenue growth, hiring, and sales shows.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the long-term viability and growth of the company. Raising over $1 million in 2021-22 will allow Hidden Water to grow in ways it would not with current operations and funding. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for greater than 1 year if we only raise the minimum. A smaller raise just means smaller growth. Management will do its best to manage cash and finances as they are raised and will keep costs extremely low if we are not able to raise capital. This is based on a current monthly burn rate of $200 for expenses related to General and Administrative.

How long will you be able to operate the company if you raise your maximum funding goal?

Hidden Water will operate for greater than 2 years if it raises over $1 million. This is based on a current monthly burn rate of $41,667 for expenses related to salaries, rent, inventory, general and administrative and research and development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The plan is to raise $1 million in the immediate future, and then a second raise of up to $5 million soon after, followed by additional equity, venture capital, or lines of credit.

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Hidden Water Robotics, Inc. set its pre-money valuation based on the following factors:

- The Company is two ventures in one company. We have our H-Water machine, which we plan to build thousands of machines and create a new form of water infrastructure for municipalities. We see this as a multi-billion dollar opportunity to create a new and very large market.

- We also have the canned water sales, which are in the low six figures without marketing and could be much larger based on current rising demand.

- Based on potential market size, current contracts, and patent pending technology, we arrived at $20 million. IP and patents are extremely hard to value, but we place a round number of $10 million on our IP. This is based on consultation with lawyers, costs to file, and our proprietary knowledge of our design.

- We valued the canned water business at $5 million based on growth projections of 35x revenue in 2020, and we value our H-Water Machine's sales growth potential at $5 million. We chose 35x revenue to account for our own corporate growth rate and the sector and industry growth rate. The company is valuing H-Water Machine's growth rate at $5 million due to the viability of the prototype, management's ability to successfully scale the business and the upside potential of the market.

- We also referenced beverage, vending, and solar companies for comparison. Here is a list of some of the companies and raises done on StartEngine that we used for comparison.

Everybody Water: a boxed water company raising with a $13.3 million pre-money valuation

IntriEnergy: a solar energy company raising with a $24.8 million pre-money valuation

StorEn Technologies: a renewable energy company raising with a $40 million pre-money valuation

Cadi: a vending company that previously raised with a $10 million pre-money valuation

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We are using all funds raised towards the goal of building 200 machines in 2023.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  Development of our H-Water Machine is tantamount to our long term success. We plan to build 200 machines in 2023.

- *Operations*
  9.0%
  Operations could use a few upgrades to continue its success.

- *Marketing*
  8.0%
  We plan to increase marketing through social media and the use of celebrities and influencers.

- *Inventory*
  4.5%
  A small upgrade in inventory is necessary for long term growth.

- *Company Employment*
  15.0%
  Need to hire and retain top talent.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hidden-water.com/ (Investor Relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hidden-water

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hidden Water Robotics, Inc.

[See attached]

HIDDEN WATER LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Hidden Water LLC
North Palm Beach, Florida

We have reviewed the accompanying financial statements of Hidden Water LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 30, 2021
Los Angeles, California

HIDDEN WATER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	25,910	$	2,238
Acccounts receivable, net		16,632		17,348
Inventories		12,388		14,288
Total current assets		**54,930**		**33,874**
Intangible assets		14,888		2,457
Total assets	**$**	**69,819**	**$**	**36,331**
LIABILITIES AND MEMBERS' EQUITY				
Total liabilities		-		-
MEMBERS' EQUITY				
Members' equity		69,819		36,332
Total members' equity		**69,819**		**36,332**
Total liabilities and members' equity	**$**	**69,819**	**$**	**36,332**

HIDDEN WATER LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	140,855	$	39,571
Cost of revenue		129,734		97,353
Gross profit		11,121		(57,782)
Operating expenses				
General and administrative		96,897		70,201
Sales and marketing		5,737		10,686
Total operating expenses		102,634		80,887
Operating income/(loss)		(91,513)		(138,669)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(91,513)		(138,669)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(91,513)**	**$**	**(138,669)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**-**
Members' contribution		175,000
Net income/(loss)		(138,669)
Balance—December 31, 2019	**$**	**36,331**
Members' contribution		125,000
Net income/(loss)		(91,513)
Balance—December 31, 2020	**$**	**69,818**

See accompanying notes to financial statements.

HIDDEN WATER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(91,513)	$	(138,669)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		1,685		273
Changes in operating assets and liabilities:				
Acount receivables		716		(17,348)
Inventories		1,900		(14,288)
Net cash provided/(used) by operating activities		**(87,212)**		**(170,032)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(14,116)		(2,730)
Net cash provided/(used) in investing activities		**(14,116)**		**(2,730)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' contribution		125,000		175,000
Net cash provided/(used) by financing activities		**125,000**		**175,000**
Change in cash		23,672		2,238
Cash—beginning of year		2,238		-
Cash—end of year	**$**	**25,910**	**$**	**2,238**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hidden Water LLC was formed on October 31, 2018 in the state of Florida. The financial statements of Hidden Water LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Palm Beach, Florida.

Hidden Water is a vertically integrated environmentally superior water company. We sell water in aluminum recycled aluminum through our patent pending solar powered vending machine. The company designed the machine over three years and produced a working prototype in February 2020. The Covid-19 Pandemic caused issues in finding manufacturing funding and the company continued to refine and test the machine throughout 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, which are determined using an average method.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of water in aluminum recycled aluminum through the patent pending solar powered vending machine to the final customers.

Cost of revenues

Costs of goods sold include the cost of goods sold, packaging materials and supplies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Materials	$ 12,388	$ 14,288
Total Inventories	**$ 12,388**	**$ 14,288**

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patents	$ 16,846	2,730
Intangible assets, at cost	**16,846**	**2,730**
Accumulated amortization	(1,958)	(273)
Intangible assets, Net	**$ 14,888**	**$ 2,457**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,685 and $273 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (1,685)
2022	(1,685)
2023	(1,685)
2024	(1,685)
Thereafter	(9,835)
Total	**$ (16,573)**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Jeff Irish	70.0%
Helen Irish	20.0%
Jay Sussman	10.0%
TOTAL	**100.0%**

6. RELATED PARTY

In the past, the member Jeff Irish financially support the company mostly for financing of working capital. In 2021, the company repaid $60,000 loans. In addition to short term loans, Jeff Irish would from time to time pay vendors in cash or his personal account and be reimbursed shortly thereafter. No outstanding balance as of December 31, 2020 and December 31, 2019

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	39,600
2022		41,400
2023		43,200
Thereafter		
Total future minimum operating lease payments	**$**	**124,200**

Rent expense was in the amount of $37,800 and $36,150 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 30, 2021 the date the financial statements were available to be issued.

On November 16, 2021, the company converted from LLC into C Corp and changed the name to Hidden Water Robotics Inc. The total number of shares authorized to be issue is 12,000,000. As of November 30, 2021, total number of shares issued and outstanding was 10,000,000.

During April 2021, the company received a PPP loan in the amount of $33,000 via Suntrust. The loan bears an interest rate of 1% and has maturity date two years from the loan date. The company applied for forgiveness.

The company signed the contract with The Breakers to supply 408,000 cans to them over two years.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $91,513, an operating cash flow loss of $87,212 and liquid assets in cash of $25,910, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hidden Water Robotics

Sustainable Canned Still Water


Hidden
Water
COLD WATER
SUSTAINABLE
MADE IN USA

Website | North Palm Beach, FL | CONSUMER PRODUCTS

Hidden Water is a technology based water infrastructure company that seeks to modernize the vending machine and improve the bottled water industry with their environmentally-friendly products.

$0.00 raised

0 Investors	$20M Valuation
$2.00 Price per Share	$100.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global vending machine industry has a projected value of $25.25 billion by 2027 (Source); the global bottled water market had a 2020 value of $217.66 billion (Source)
- There are millions of tons of plastic in the ocean that can be directly linked to single-use plastic bottles. These plastics are causing immense harm and the current generation of consumers prioritize this threat
- Hidden Water's solar-powered vending machines allow them to sell their products virtually anywhere as they do not require a traditional power source, thus opening up huge potential for revenue

OVERVIEW

A sustainable alternative for bottled water


Hidden
Water

H-Water Machine is available for pre-order; it is not currently sold on the market.

Everyone realizes the problem plastic pollution brings to our shores. We decided to be part of the solution. We spoke with environmentalists at Busch Wildlife and other local environmentalists and the consensus was to offer alternatives to single use plastic. What we came up with was a sustainable and cost effective alternative for plastic water bottles and a new, modern design to the vending machine that will allow us to sell our product virtually anywhere. Our products are affordable, sustainable, and designed to make realistic change.

THE PROBLEM

Single-use water bottles are terrible for the ocean


8 million
Tons of plastic water bottles in our oceans
1,000 yrs
For a plastic bottle to biodegrade

Source, Source

There are over 8 million tons of plastic water bottles in the middle of our oceans. It can take up to 1,000 years for a plastic bottle to biodegrade, and by 2050, scientists expect there to be more plastic in the seas than fish. In fact, there is already a “sixth continent” of trash floating in our oceans that’s almost three times the size of Spain. Already, it’s doing irreparable harm to countless species, and we are now even finding micro plastics in our tap water. The problem with polluted oceans may be well known now, but we are not acting quick enough as a species to do our part.


2050
By 2050, scientists expect there to be more plastic than fish

Source

We realize that’s a lot to take in. It’s a scary problem that almost seems insurmountable to conquer; however, no problem is entirely unsolvable. Sure, individuals could, and should, do their part everyday to help the environment, but the only way to make a wide-ranging change, in this case, is to change buyer behavior. One of the only reasons people drink from plastic bottles is because plastic is a cheap material for beverage companies to use. People can’t stop drinking water, but if there were a viable, affordable way to sell consumers water, real change could stick.

THE SOLUTION

Canned water delivered sustainably


Hidden Water Machine
PATENT PENDING
Environmentally conscious
Can go anywhere with sunlight
Energy efficient drink cooling

H-Water Machine is available for pre-order; it is not currently sold on the market.

We developed a vending machine that is environmentally conscious, looks great, can go anywhere with sunlight, and it is energy efficient in keeping drinks cold and refreshing. Dubbed the "Hidden Water Machine", this vending machine will redefine how we view vending machines. It is low profile and has design language that shows our love for nature while fitting in anywhere from bustling cities to wildlife sanctuaries. If it has sunlight, our machine can be there for you. Our patent-pending technology from the creative mind of an inventor that worked with NASA engineered a solution that promotes our mission for sustainability while also promoting our mission to deliver clean, locally sourced water.


70%
Of each can is made from recycled aluminum
We source and can our water in multiple areas and use a proprietary filtering system
COLD WATER
SUSTAINABLE
MADE IN USA
12 oz

Aluminum is the most environmentally friendly option for single-use products. Our cans are made of 70% recycled aluminum and are infinitely recyclable. If thrown in the trash, cans are still recycled by most waste facilities. A can placed in a recycling bin will be back on stores shelves within 60 days. We source and can our water in multiple areas and use a proprietary filtering system. Our water travels through the Florida Aquifer to public pipes and to our facilities in Miami, Tampa, North Palm Beach and Vero Beach where it is filtered by a Proprietary blend of filters, giving us the best mix of minerals and taste.

OUR TRACTION

Testing the waters and succeeding


$223K
Generated in wholesale water revenue

Early indicators show that we have a pandemic-proof product that people love. In the last twelve months, Hidden Water has generated over $260,000 in wholesale water revenue. In fact, the demand that came from the COVID-19 pandemic caused us to sell out of inventory completely! The pandemic has made people more weary of water fountains, and our product provides people with a sustainable alternative that allows them to avoid potential contamination.

The immediate success of our company has garnered the attention of over 100 organizations that now purchase Hidden Water products. Even without a large advertising budget we continue to attract new clients every week.

THE MARKET

Bringing vending machines to the 21st century


$25B
2027 projected vending maching industry size

Hidden Water is part of the vending machine industry, which is anticipated to reach $25.25 billion by 2027. Despite their market's worth, vending machines have remained relatively the same since the mid 1900's. We aim to modernize them. What sets us apart from the competition is our dedication to a beautiful, efficient, solar powered, and environmentally conscious machine as opposed to the loud, ad-laden machines stuck to power outlets that are released today. We have worked painstakingly to ensure that our products are a direct extension of our ethos.

Since our vending machines don't run on traditional power supplies, we are able to put them virtually anywhere. From schools, to parks, to waterfronts, to retail, and even concerts, our vending machines can go anywhere. Hidden Water also has the potential to generate supplemental income potential from advertising, placement, and franchising.


Each Can
20¢
Cost
$3.0
Revenue
Machine
$2K
Cost
$8K
Revenue
(Annual)

We also have very healthy margins. Our cans cost 20 cents to make and sell for $3. At scale, each machine should cost $2k to build and generate $10k in revenue. Expected profit is $8k/yr per machine. These margins will allow us to build quickly and scale our business so we can make the most possible change, and potential revenue, as possible.

WHY INVEST

Invest in a cleaner future


Sold anywhere
Sustainable
Healthy margins
Soaring demand

In order to make change, you need to be the change, which is why we are providing a clean, sustainable, and financially viable alternative to single use plastic water bottles. Our products can be sold anywhere, our margins are healthy, and our demand is soaring. Our early success is proof that consumer behavior can change if you provide them a better alternative because we are that better alternative. By investing in Hidden Water, you can join our journey to clean up the oceans and disrupt a multi-billion dollar industry while making potentially healthy returns along the way. Help us help the planet, and become a shareholder today.

In the Press

WPTV

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Meet Our Team



Jeffrey Irish

Founder, CEO, and Chairman

Jeff Irish loves Hidden Water. He founded the company in 2018 along with his wife, Helen, and good friend and engineer Jay Sussman. He has clawed and scrapped Hidden Water from an idea into a garage startup and now a StartEngine launch.

Educated at the University of Notre Dame, Jeff's career has focused on finance and investing.



Jay Sussman

Co-Founder and Chief Engineer

Jay has spent his career in product development and engineering. Through his company, Torgon, Jay has built and consulted on hundreds of projects from the likes of Microsoft and other Fortune 500 Companies. He spent nearly two years working on the patent pending design for the H-Water machine.

As a University of Miami graduate, Jay is an excellent hockey player with a heavy slapshot.



Dr. Helen Irish

Director

Helen is a Co-Founder and Director for Hidden Water. She was involved before inception and used her doctorate in pharmacology to help formulate Hidden Water's clean and crisp taste. While not active in day-to-day activities, she still consults on top-level decisions for Hidden Water.

Helen was valedictorian of St. Catherine's High School in Racine, Wisconsin before earning a Bachelor's of Science degree from the University of Notre Dame and a Doctorate of Pharmacology degree from the University of Wisconsin.

Offering Summary

Company :	Hidden Water Robotics, Inc.
Corporate Address :	2045 McLaren Rd, North Palm Beach, FL 33408
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$20,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family: First 72 hours

Receive 15% bonus shares

Super Early Bird: Next 7 days

Receive 10% bonus shares

Early Bird Perk: Next 7 days

Receive 5% bonus shares

Amount-Based:

$500+

Receive 3% bonus shares and a 6 pack of hidden water.

$1,000+

Receive a 6 pack of hidden water and 5% bonus shares

$5,000+

Receive a 19 pack of hidden water and 8% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hidden Water Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In the fight against climate change, some of the biggest polluters are hiding in plain sight. Old vending machines. Every year, a vending machine wastes approximately $500 in electricity costs. That might not seem like a lot of money, but considering there are almost 5 million vending machines in the U.S. alone, it adds up to $2.5 billion annually and doesn't include the impact all that energy use has on the environment. At Hidden Water, we're pioneering a more sustainable future by making solar-powered vending machines that sell water. Hidden Water machines run completely on solar power eliminating electricity costs and function anywhere there was sunlight. No need for a power grid. Our machines feature state-of-the-art insulated coolers, customized patent-pending loading cartridges, and contactless payment and credit card readers. The machines are a perfect option for schools, parks, waterfronts, retail districts, concert venues, and more. And their beautiful design blends seamlessly with nature. We built the first prototype Hidden Water machines in Florida and tested them in 2020. We have a patent-pending design. Our cans are created from 70 recycled aluminum, and water filtered through our proprietary system. With revenue streams from both canned water and our vending machines, we've already sold over three quarters of a million cans in 100 plus locations. Generated 400,000 in revenue. Appeared on NBC and in multiple magazines and developed a local cult following. The bottled water market is valued at $300 billion annually. The venue machine market is valued at $8.6 billion annually. We plan to build more machines, hire more drivers, and increase our inventory to meet the growing demand from local governments in the private sector. We're on a mission to eliminate waste with vending machines that are as pure and simple as the water they sell. Join us today and help communities around the world choose a greener more convenient way to get water on the go.

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Information Regarding Length of Time of Offering

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